November 1, 2010

Scott R. Plummer

5228 Ameriprise Financial Center

Minneapolis, MN 55474

(612) 671-1947

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re:	RiverSource Series Trust (the “Registrant”); File No. 811-21852

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1) the Columbia Conservative High Yield Fund series of Columbia Funds Series Trust I and the Columbia High Income Fund Series of Columbia Funds Series Trust (File No. 811-09645) into the Columbia Income Opportunities Fund series of the Registrant;

2) the Columbia Federal Securities Fund series of Columbia Funds Series Trust I (File No. 811-04367) into the Columbia U.S. Government Mortgage Fund series of the Registrant; and

3) the Columbia Income Builder Fund III series and the Columbia Income Builder Fund II series of RiverSource Income Series, Inc. (File No. 811-00499) into the Columbia Income Builder Fund series of the Registrant (collectively, the “Reorganizations”).

We note that for each Reorganization listed above, the applicable proxy statement/prospectus and related statement of additional information will also be filed in a separate registration statement on Form N-14 by RiverSource Bond Series, Inc. (811-03178), RiverSource Government Income Series, Inc. (File No. 811-04260) and RiverSource Income Series, Inc., respectively, because the board of directors of each of those corporations has approved the redomiciling of its Columbia Income Opportunities Fund, Columbia U.S. Government Mortgage Fund and Columbia Income Builder Fund series, respectively, into the newly created series of the Registrant bearing the same name (collectively, the “Redomicilings”). The Redomicilings are subject to approval by shareholders of Columbia Income Opportunities Fund, Columbia U.S. Government Mortgage Fund and Columbia Income Builder Fund. If a Redomiciling is approved by shareholders of the applicable fund, it is expected that the Redomiciling will occur prior to the applicable Reorganization, in which case the surviving fund in such Reorganization will be the newly created series of the Registrant. If a Redomiciling has not been completed prior to the closing of the applicable Reorganization, the surviving fund in such Reorganization will be the existing series of RiverSource Bond Series, Inc., RiverSource Government Income Series, Inc. or RiverSource Income Series, Inc., as applicable.

The Registration Statement is proposed to become effective on the thirtieth day after the date upon which it is filed pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Scott R. Plummer

Scott R. Plummer

Vice President, General Counsel and Secretary

RiverSource Series Trust